UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62305/ June 17, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13901

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In the Matter of	:	ORDER MAKING FINDINGS AND
	:	REVOKING REGISTRATION BY
CHINA TECHNOLOGY GLOBAL CORP.	:	DEFAULT
	:	

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On May 14, 2010, the Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act) that alleges China Technology Global Corp. (China Technology) has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-16. The OIP states that China Technology is a British Virgin Islands corporation located in Shen Zhen, Guang Dong Province, People's Republic of China (China), with a class of securities registered with the Commission.

On June 7, 2010, the Division of Enforcement (Division) filed a Status Report Concerning Service on the Respondent (Status Report) that included the Declaration of David S. Frye Concerning Status of Efforts to Obtain Service (Declaration). According to the Status Report, China is a signatory to the Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents (Hague Convention), but does not agree to allow service by mail. Accomplishing service of the OIP in China would likely take months to accomplish, so the Division confirmed the name of China Technology's registered agent with authorities in the British Virgin Islands and sent the OIP to the registered agent by First Class International Mail. Status Report at 3; Declaration at 3, Ex. 1. In addition, the Division sent the OIP to the same registered agent by Federal Express, which was signed for on May 25, 2010. Status Report at 3, Declaration at 3, Ex. 4. The Division notes that the British Virgin Islands is a territory of the United Kingdom, which is a signatory of the Hague Convention and does not object to service by mail. Status Report at 3; Declaration at 2. The Division cites Section 65(2) of the International Business Companies Act of the British Virgin Islands that allows service by leaving an order with, or sending it by registered mail to, the registered agent of the company. Status Report at 4. Finally, through the Commission's Office of International Affairs, the Division furnished a copy of the OIP to the Central Authority of the British Virgin Islands, which is the central authority for Hague Convention service in the British Virgin Islands. Status Report at 5; Declaration at 3.

Based on the above, I find that the Commission has employed several means reasonably calculated to give notice and China Technology has been served with the OIP. See 17 C.F.R. §

201.141(a)(iv). China Technology is in default because it did not file an Answer to the OIP, it did not participate in the telephonic prehearing conference held on June 8, 2010, and it has not otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), . 221(f). I also find the allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

Findings of Fact and Law

China Technology, stock symbol CTGLF, Central Index Key 1021126, is a British Virgin Islands corporation located in Shen Zhen, Guang Dong Province, China, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. China Technology is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended March 31, 2005. As of May 6, 2010, the common stock of China Technology was quoted on the Pink Sheets operated by Pink OTC Markets Inc., had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). China Technology is delinquent in its periodic filings with the Commission, has repeatedly failed to meet its obligations to file timely periodic reports and, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive the delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders. China Technology has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-16.

Sanction and Order

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of China Technology is both necessary and appropriate for the protection of investors. I ORDER, pursuant to Section 12(j) of the Exchange Act, that the registration of each class of registered securities of China Technology Global Corp. is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge